David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 2295-1
August 22, 2006
VIA FEDERAL EXPRESS & EDGAR
John Reynolds, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Santa Monica Media Corp. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-128384 Filed on July 12, 2006
Dear Mr. Reynolds:
     On behalf of Santa Monica Media Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 6 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No.5 to the Registration Statement filed with the Commission on July 12, 2006.
     The changes reflected in Amendment No. 6 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated August 4, 2006 to Mr. David Marshall, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 6 also includes updated financial statements as of June 30, 2006 and other changes that are intended to update, clarify and render more complete the information contained therein.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in Amendment No. 6. Unless otherwise noted, all references to page numbers and captions correspond to the page numbers and captions that are contained in the revised prospectus (the “Prospectus”) that forms a part of Amendment No. 6.
Prospectus Summary, page 1
1.	We note your response to comment two of our letter dated July 6, 2006. We also note that existing stockholders are able to transfer their shares to affiliates. Considering the shares were privately issued and the principal shareholder is an affiliate of the company,

John Reynolds
August 22, 2006

please revise to provide the basis for which any privately issued securities could be transferred. Also, revise to explain how a transferee would be subject to the same restrictions. Will any transferees be required to sign a lock-up agreement?

Company Response.

The Company has revised pages 10 and 61 of the Prospectus to describe all of the transfers of shares and warrants held by existing stockholders that are permitted during the lock-up period. In addition, the Company has disclosed on these pages that, as a condition to the transfer of shares or warrants during the lock-up period, the transferee must agree in writing to be bound by the same transfer restrictions.

The Company confirms its awareness that each transfer of shares or warrants by an existing stockholder that is conducted at any time must be made pursuant to an effective registration statement covering the transfer or pursuant to a registration exemption provided by applicable securities laws and regulations. The Company anticipates that existing stockholders may rely upon the so-called “Section 4(1-1/2)” securities registration exemption if they desire to transfer shares in private transactions, but only if the terms and conditions of that exemption are satisfied.

2.	Furthermore, we continue to note the references to “limited exceptions” to the restriction on the transfer of the warrants and common stock. Please replace this language with clear disclosure of the limited exceptions to the restriction on the transfer of the warrants and common stock.

Company Response.

Pages 10 and 61 of the Prospectus set forth the transfers of shares and warrants held by existing stockholders that are permitted during the lock-up period. In addition, the Company has disclosed on these pages that, as a condition to the transfer of shares or warrants during the lock-up period, the transferee must agree in writing to be bound by the same transfer restrictions.

3.	Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

Company Response.

The first full paragraph on page 8 of the Prospectus states that the Company will seek stockholder approval for a dissolution of the Company if a letter of intent or acquisition agreement for a business combination is not signed within 18 months after the completion of the public offering.

John Reynolds
August 22, 2006

As disclosed in the second full paragraph on page 8 of the Prospectus, if such a letter of intent or acquisition agreement is signed within the 18-month period but the transaction is not closed within that period, the Company will seek dissolution approval from its stockholders if the transaction is not closed within 24 months after the completion of the public offering.

If the Company seeks approval from its stockholders regarding a business combination within 90 days of the expiration of the 24-month period (assuming the 24-month extended period is applicable), the proxy statement related to the business combination will also seek stockholder approval of the dissolution to deal with the possibility that the stockholders may not approve the business combination, as disclosed in the page 8 sentence to which the Staff has referred in its comment No. 3. If a proxy statement regarding a business combination is filed near the expiration of the 24-month period, the Company believes that the proxy statement should also seek approval of a dissolution to avoid the need to send another proxy statement to the stockholders if they reject the proposed business combination.

4.	We note the statement that after approval of the plan of dissolution and distribution you will liquidate the trust account to public stockholders and pay, or reserve for payment from funds not held in trust the company’s liabilities and obligations. This appears to indicate that you will return funds from trust prior to dissolution and settling the liabilities and obligations of the company. Please explain the basis. Also, it is not certain that there will be sufficient funds held outside the trust to pay such liabilities or obligations. Please revise the disclosure accordingly.

Company Response.

Throughout the Prospectus, the Company has added language indicating that funds will not be distributed to public stockholders from the trust account until the Company’s liabilities have been paid or reserved for and to clarify that, if the funds held outside the trust account are insufficient, the funds held in the trust account will be used to pay such liabilities.

5.	We note the three individuals who have agreed to pay the additional costs associated with dissolution and liquidation. Please disclose the material terms and file as an exhibit.

Company Response.

Amendment No. 6 to the Registration Statement contains a revised version of Exhibit 10.1 that sets forth the terms upon which the Company’s three executive officers have agreed to pay the additional costs associated with the Company’s dissolution and liquidation. Pages 9 and 45 of the Prospectus describe the material terms of their agreement.

John Reynolds
August 22, 2006

Summary Financial Data, page 12
6.	We note your response to comment seven of our letter dated July 6, 2006. We do not believe that the amendments to the warrant agreement support the classification of the underwriter purchase option (“UPO”) as equity under EITF 00-19. The filed UPO agreement does not specify any circumstances under which net-cash settlement of the unit purchase option is permitted or required, does not specify how the contract would be settled in the event the company is unable to deliver registered units, and does not clearly state that the unit purchase option can expire unexercised or unredeemed. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Company Response.

The Company has revised the underwriters’ Unit Purchase Option to provide in Section 9.9 that “in no event shall the registered Holder of this Purchase Option be entitled to (i) net-cash settlement of this Purchase Option, regardless of whether the securities underlying this Purchase Option have been registered by the Company pursuant to an effective registration statement, or (ii) receive any monetary damages if the securities underlying this Purchase Option have not been registered by the Company pursuant to an effective registration statement or, if registered, are no longer subject to an effective registration statement as provided in the Unit Purchase Option, it being understood that the sole remedy hereunder shall be to seek equitable relief.” The Company has filed the revised Unit Purchase Option as Exhibit 4.4 to the Registration Statement. The basis for the Company’s determination that the Unit Purchase Option, as now amended, may be classified as equity is the same as that set forth in our response to Staff comment No. 7 in the Company’s July 12, 2006 letter to which the Staff refers in its comment.
Risk Factors, page 13
7.	Clarify in the subheading to risk factor two the risk. Clarify what will happen if there are insufficient funds for dissolution and liquidation.

Company Response.

The Company believes that the revised risk factor on page 13 of the Prospectus clearly states that the future of the Company is in jeopardy if a business combination is not completed: “We will terminate business operations, dissolve and liquidate if we do not consummate a business combination within a specified period after the consummation of this offering.” As discussed on page 9 of the Prospectus, sufficient funds should be available to conduct the dissolution and liquidation of the Company.

8.	We note the statement that “upon dissolution, we will distribute to all of our public stockholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, inclusive of any interest net of taxes payable.” Please

John Reynolds
August 22, 2006

clarify that there is no guarantee that investors will receive the full amount, in light of the other risk factors relating to third party claims.

Company Response.

Because other risk factors describe the possibility that the amount distributed to the public stockholders may be less than $7.70 per share, the Company has revised page 13 of the Prospectus by deleting the sentence referred to in the Staff’s comment.

9.	We note your response to comment nine of our letter dated July 6, 2006. We note the revision in the first risk factor on page 14 that the indemnification provision “only” covers claims from vendors or a prospective target. Please revise to clarify those situations where the three disclosed persons would be personally liable and those situations where these persons would not be personally liable to your creditors for amounts in excess of the funds not held in trust. Disclose any other limitations on the personal liability.

Company Response.

The Company has revised the risk factor on page 15 of the Prospectus in response to the Staff’s comment. Page 45 has also been revised in response to the comment.

10.	We note your response to comment six of our letter dated July 6, 2006, and your risk factor disclosure on page 16. Please revise your risk factor disclosure to specifically address the fact that the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, similar to your disclosure in the third to last paragraph on page 64.

Company Response.

The Company has revised the risk factor on page 16 of the Prospectus in response to the Staff’s comment.

11.	We note the concurrent private placement unit offering to be purchased by your principal stockholder. Add a risk factor discussing the fact that the private placement warrants to be purchased by your principal stockholder may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. We may have further comment.

Company Response.

The Company has revised the Warrant Agreement to provide that the private placement warrants and founder warrants may not be exercised unless a registration statement is in effect, and the applicable disclosure in the Prospectus has been revised accordingly. The revised Warrant Agreement has been filed as Exhibit 4.5 to the Registration Statement.

John Reynolds
August 22, 2006

12.	Clearly specify those affiliations with existing shareholders that are in the communications, media, gaming or entertainment industries.

Company Response.

The Company has revised the risk factor on page 21 of the Prospectus in response to the Staff’s comment. The Company has determined that none of its existing stockholders (other than stockholders who are also officers, directors and/or advisory board members of the Company) is affiliated with any companies in the communications, media, gaming or entertainment industries, and such existing stockholders are not expected to have any role in the business operations of the Company. Therefore, the Company has revised the risk factor on page 21 to delete the reference to stockholders who are not also officers, directors and/or advisory board members.
Use of Proceeds, page 28
13.	The table does not currently reflect the payment of the interest of the loan from Santa Monica Capital Partners LLC. Please revise.

Company Response.

The Company has revised note (1) to the Use of Proceeds table on page 28 of the Prospectus in response to the Staff’s comment.
Dilution, page 31
14.	We note your response to comment 13 of our letter dated July 6, 2006. Please deduct the deferred underwriter expenses in your calculation of pro forma net tangible book value. We note that the amount will be recorded as a liability in your financial statements, and accordingly will reduce net tangible book value and increase dilution to new investors. Item 506 of Regulation S-K requires disclosure of the immediate dilution from the offering price that will be absorbed by the new investors. Also, please revise the pro forma summary financial data on page 11 accordingly.

Company Response.

The Company has revised the disclosure on pages 12, 31 and 32 of the Prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis, page 34
15.	We note your response to comment 27 of our letter dated July 6, 2006. Please revise your disclosure in MD&A regarding the UPO to be consistent with your revised disclosure in the financial statements.

John Reynolds
August 22, 2006

Company Response.

The Company has revised the disclosure on page 35 of the Prospectus in response to the Staff’s comment.
Proposed Business, page 36
16.	We reissue prior comment 15 of our letter dated July 6, 2006. We continue to note promotional or speculative statements. Please revise the disclosure throughout this section to remove such statements.

Company Response.

The Company has revised the disclosure throughout the “Proposed Business” section of the Prospectus in response to the Staff’s comment.

17.	We note from the disclosure on page 35 about the characteristics you will direct your attention towards. It appears that the characteristics lead to the possibility that an acquisition would likely involve the issuance of equity or debt. If you had to use solely cash, it is not clear how you would improve “an undercapitalized business” or one that needs “add-on acquisitions.” Please revise to clarify.

Company Response.

The Company has revised the disclosure on page 37 of the Prospectus in response to the Staff’s comment.

18.	In connection with the preceding comment, we note that you will also direct your efforts to “valuable underperforming assets” that could utilize new management. In such circumstance, will current management be required to remain with you after the business combination? Also, to the extent that you acquire assets only instead of a business, please revise to clarify how you would determine the value of such assets.

Company Response.

The Company has revised the disclosure on pages 37 and 42 of the Prospectus in response to the Staff’s comments

19.	We note the disclosure concerning competitive advantages on pages 36 and 37. Please revise to explain how you have a competitive advantage. Substantiate the implication that other shell companies with cash do not have the same attributes you have. If you cannot substantiate your attributes providing you with an advantage over your competitors, please revise accordingly.

John Reynolds
August 22, 2006

Company Response.

The Company has revised the disclosure on page 38 of the Prospectus in response to the Staff’s comment.

20.	We note the disclosure on page 39 that you “do not intend to target financially unstable, early stage or unestablished companies.” Because your intentions could change at a later date, please revise to discuss the considerations that would take place to change your intention. Also, please revise to define your use of the terms “financially unstable, early stage and unestablished.”

Company Response.

The Company has revised the disclosure on pages 17, 40 and 42 of the Prospectus in response to the Staff’s comment.

21.	We note that your management members are also the owners of Santa Monica Capital Partners, LLC. Please revise to discuss the business of Santa Monica Capital Partners and its affiliated entities. In your Item 401 of Regulation S-K section, please revise to identify each person who is also involved with Santa Monica Capital Partners.

Company Response.

The Company has revised the disclosure on pages 4 and 61 of the Prospectus in response to the Staff’s comment. Santa Monica Capital Partners, LLC is not an operating business; its sole purpose is to hold shares of the Company in which four officers and directors have a beneficial ownership interest.

22.	We note from the disclosure on page 39 and paragraph 9 of exhibit 10.1 that advisors are able to receive various fees for their services, including those services with related companies of theirs. It also appears that the advisors do not owe fiduciary duties to you. Please revise to clarify whether your advisors are aware of potential targets for your consideration and are simply waiting on effectiveness of this document to introduce them to you. It would appear that management may also have knowledge of the companies that your advisors have pre-existing relationships with that could become targets. Please revise to disclose your advisors’ knowledge of potential targets, since they were aware of such information/possibility when they acquired their shares.

Company Response.

As described on pages 6, 41, 42 and 64 of the Prospectus, the Company will not pay any advisory board members, nor will any advisor accept from the Company any finders’ fees or other fees or compensation prior to or in connection with the initial business combination. Advisory board members may, however, as disclosed on pages 39 and 40, receive fees from target companies if they enter into arrangements with target companies,

John Reynolds
August 22, 2006

with which they may or may not be affiliated, to do so. As described on page 41, the Company has committed to disclose in its proxy statement with respect to its initial business combination any fees payable to an advisory board member in connection with the business combination.

In addition, the Company describes on page 21 of the Prospectus that “our officers, directors and members of our advisory board are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated,” and the Company states on page 13 that “[w]e do not have any specific merger, asset acquisition or other business combination under consideration, and we have not had any discussions, formal or otherwise, with respect to such a transaction.” Similar disclosure can be found on pages 40 and 41. Finally, the Company has disclosed on page 56 that advisory committee members do not owe any fiduciary duties to the Company.

23.	We reissue prior comment 19 of our letter dated July 6, 2006. Please specifically name those individuals that intend to stay with the company following a business combination.

Company Response.

The Company has revised the disclosure on page 43 of the Prospectus in response to the Staff’s comment.
Management, page 54
24.	We note that there are individuals in addition to those listed in this section that have received your initial shares. In the appropriate section(s), please revise to explain why such persons received shares and the role they will partake in your business plan.

Company Response.

The Company has revised the disclosure on page II-4 of the Registration Statement in response to the Staff’s comment.
Underwriting, page 69
25.	We note your response to comment 24 of our letter dated July 6, 2006. To the extent that the conditions are material they should be disclosed here since the exhibits are not a part of the prospectus.

Company Response.

The Company believes that its disclosure on page 69 of the Prospectus with respect to the underwriters’ obligations under the Underwriting Agreement complies with Item 508(a) of Regulation S-K because the offering is a firm commitment underwriting. The instructions to paragraph 508(a) provide that “conditions precedent to the underwriters’

John Reynolds
August 22, 2006

taking the securities, including market-outs, need not be described except in the case of an agency or best efforts arrangement.” The final paragraph on the cover page of the Prospectus and the “Underwriting” section describe the offering as a firm commitment offering, and the form of Underwriting Agreement as Exhibit 1.1 so provides.

26.	We note your response to comment 24 of our letter dated July 6, 2006. Please clarify your response. Explain whether the change in the price refers to the price the underwriters will purchase the shares from the company or the price the underwriter will sell the shares into the market. Clarify the specific circumstances where the underwriters may terminate the agreement, relative to the execution of the underwriting agreement. Clarify whether the change in price, if referring to the price the underwriters will purchase from the company, may occur after execution of the underwriting agreement. We may have further comment.

Company Response.

In accordance with the Underwriting Agreement, the units will be sold pursuant to a firm commitment underwriting. Pursuant to the Underwriting Agreement, the underwriters are obligated to purchase from the Company the units at a fixed price and with a stated gross spread, neither of which will change after execution of the Underwriting Agreement. As noted on page 69 of the Prospectus, and in accordance with standard offering procedures for firm commitment offerings, after the units are released for sale to the public, “the underwriters may change the public offering price and other selling terms,” particularly in the event that the offering proves difficult to distribute. The “other selling terms” that may be changed include the concessions and re-allowance to dealers.

With regard to comment regarding the method by which any change in the offering price or other selling terms would be reflected in the Prospectus, pursuant to the terms of the Underwriting Agreement the Company will agree to promptly prepare such amendments or supplements to the Registration Statement and/or the Prospectus as are necessary to comply with applicable law during the prospectus delivery period. Accordingly, if the underwriters change the public offering price or the other selling terms, to the extent required by law, the Company will prepare an amendment or supplement to the Registration Statement and/or the Prospectus.
Exhibits
27.	We note that your warrants may be unexercisable and expire worthless if you do not maintain an effective registration statement. Please revise the warrant certificate to reflect the fact that there is no remedy it you are not able to maintain an effective registration statement.

Company Response.

The Company has revised the Warrant Certificate in the manner requested by the Staff and filed it as Exhibit 4.3 to the Registration Statement.

John Reynolds
August 22, 2006

     All questions and comments regarding the foregoing can be addressed to the undersigned at (310) 789-1290.

Kind regards,
/s/ David L. Ficksman
David L. Ficksman
of
Troy & Gould

cc:	Marc Brown David Marshall Duc Dang David Spivak Ann Chamberlain